Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Evergreen Equity Trust (SEC File Nos. 333-37453); Evergreen Fixed Income Trust (SEC File Nos. 333-37443); Evergreen International Trust (SEC File Nos. 333-42195); Evergreen Money Market Trust (333-42181); Evergreen Municipal Trust (SEC File Nos. 333-36033); Evergreen Select Equity Trust (SEC File Nos. 333-36047); Evergreen Select Fixed Income Trust (SEC File Nos. 333-36019); Evergreen Select Money Market Trust (333-37227); Evergreen Variable Annuity Trust (SEC File Nos. 333-83100(b)); Wells Fargo Funds Trust (SEC File Nos. 333-74295); Wells Fargo Variable Funds Trust (SEC File Nos. 333-74283)

[WFA Logo] [Evergreen Logo]

FMG Sales Teams – Financial Advisor Outreach Script and Q&A

  Good morning/afternoon/evening, <financial advisor name>.

  I’m calling because one <or more?> of your clients is a shareholder of an Evergreen or Wells Fargo Advantage Fund who has been asked to vote on merging or reorganizing his or her fund into a Wells Fargo Advantage Fund.

  Your client should have recently received a proxy package regarding the proposed changes that will result in the integration of the mutual fund families.

  Because achieving the necessary votes is a critical step in completing the fund integration scheduled for mid-July, I’d like to ask your help in reaching out to your client(s) to encourage them to exercise their right to vote in this important proxy.

  The Boards of Trustees of both fund families have unanimously agreed that these mergers are in the Funds’ best interests and recommend that shareholders cast a favorable vote.

  If your client has already voted, we’d like to thank them for taking the time to do so.

  If they have NOT voted, please let them know that it only takes a few minutes and that their vote is essential to a smooth transition of the fund lineup.

  If they don’t have the proxy package handy, they can call our proxy vendor—The Altman Group—at 1-800-499-8519 for information on the proposals and the shareholder meeting agenda and to record their vote by phone.

  Shareholders can vote right now by phone or online:

  Call 1-800-499-8519; shareholders will need the control number printed on their proxy ballot/card, but a representative can look up his/her information if he/she doesn’t have the control number handy.
  Go to www.wellsfargo.com/advantagefunds and click on the “vote your proxy” icon at the top, right-hand corner of the homepage. Shareholders will need the control number printed on their proxy ballot/card.

  Again, I just want to stress how essential it is that shareholders exercise their right to vote in this important proxy. Doing so will help ensure the timely integration of the fund families.

  Thank you in advance for your help; I’m happy to answer any questions you may have.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional information and where to find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the SEC. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the SEC at the SEC’s Web site at www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone, or e-mail to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston, MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at www.sec.gov.

Participants in the solicitation

The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the SEC will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the SEC in April 2010.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.evergreeninvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for Wells Fargo Advantage Funds. Read the prospectus carefully before investing.

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company’s broker/dealer subsidiaries. Evergreen InvestmentsSM is a service mark of Evergreen Investment Management Company, LLC. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Evergreen mutual funds and Wells Fargo Advantage Funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 123813-0610

NOT FDIC INSURED – NO BANK GUARANTEE – MAY LOSE VALUE